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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          WILLIS CORROON GROUP LIMITED
                 (Translation of registrant's name into English)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)

                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                     Form 20-F [X]             Form 40-F [ ]

                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]       No [X]

                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)
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21 September 1999

                          WILLIS CORROON GROUP LIMITED

                           ORGANIZATIONAL ANNOUNCEMENT

The Board of Willis Corroon Group Limited ("the Group") announce the following organizational changes with effect from 1 October 1999:

Kenneth H. Pinkston is appointed a Vice-Chairman of the Group. Mr. Pinkston will focus on leading a drive to recruit top producer talent and enhance managerial strength, direct efforts to achieve major account wins and co-ordinate the strategic development of carrier relationships to rationalize placing, increase income and reduce the costs of doing business for Willis. John Reeve, Group Executive Chairman, comments: "These are vital issues for Willis that specifically exploit the strategic opportunities that private ownership under KKR bring."

Although primarily involved with North America, Mr. Pinkston will also oversee and assist such initiatives globally, will continue his involvement with WISe, formerly known as the World Insurance Network ("WIN"), and will undertake specific assignments on behalf of the Board.

Brian D. Johnson is appointed President and Chief Executive Officer of Willis Corroon Corporation, with overall responsibility for both the North American Retail and US Wholesale operations, replacing Mr. Pinkston. In addition, Mr. Johnson will be overseeing Willis Corroon Corporation's Business Process Re-engineering Project within Retail operations. Mr. Johnson joined Willis in 1988, has served as Vice Chairman and Chief Operating Officer of Willis Corroon Corporation since 1996, and is a member of the Group's Board.

George Nixon is appointed a Vice-Chairman of the Group. He will lead the Group's Global Knowledge Management initiatives, including the creation and effective operation of Practice Groups, assume responsibility for the Willis Institute and oversee related activities concerned with training, development, learning and support for behavioral change throughout the organization. Mr. Reeve comments:
"These are critical issues, both in relation to our migration towards becoming a global, knowledge-based, Professional Services Firm and to our achieving competitive differentiation in the market place." In addition, Mr. Nixon will continue to chair the European Retail Advisory Board, his involvement with the Group's German associate, Jaspers Wuppesahl, and with WISe and be available for major client and carrier contact.



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Richard Bucknall is appointed Chairman of the Group's UK Retail operations, in addition to his existing responsibilities for the Group's Global Specialties businesses. Mr. Reeve states: "In his new role, Mr. Bucknall will focus, in particular, on driving forward the Change Programme that is transforming all parts of the UK Retail activities and on securing synergistic benefits between the Group's UK-based Retail and Global Specialties activities."

Joe McSweeny, currently Chief Executive of Willis Corroon International Holdings Limited, will join the Group's Executive Committee.

In light of these changes, the organization of the Board of the Group becomes:
John Reeve - Chairman; George Nixon - Vice-Chairman; Ken Pinkston - Vice-Chairman; Richard Bucknall - Director; Tom Colraine - Director; Brian Johnson - Director; John Pelly - Director; Patrick Lucas - Non-Executive Director. The membership of the Board remains unchanged. Michael Chitty remains Secretary to Board, as well as Secretary to the Group Executive Committee.

John Reeve comments: "These organizational changes are being made to reallocate responsibilities in a way that best reflects the individual strengths of our senior management team and thus optimizes the prospects for the future success of the Group. We are confident that these changes will optimize the utilization of our senior management strengths and will ensure that we achieve the demanding objectives and targets that we have established for the development of the Willis Group."



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       WILLIS CORROON GROUP LIMITED

                                       By: /s/ Bart R. Schwartz
                                           -------------------------------------
                                           Bart R. Schwartz
                                           Assistant Secretary

Date:  September 24, 1999